Rentberry



Renting Done Right. Finally.

Spring 2020

Summary

Team
30 People

Capital Raised
$10 mln

Launched
2017

International
40+ Countries

Headquarters
San Francisco

Properties
3 mln+

Featured on: WSJ, Inc., FOX 2 KTVU, Forbes, abc 7, 10 NEWS, PIX 11 NEWS, inman

Investment Opportunity

SAFE Agreement

Pre-Money Valuation: $9 mln9 mln


$1 mln
Successfully Raised
$7.6 mln
Successfully Raised
$1.0 mln
Open to Investors
$2.2 mlnn
Successfully Raised
2016
2017
2020

1

Rentberry Overview

Renting is the New Buying

5 to 6 million families will become new renting households in the US alone over the next 10 years. Renting has become an economic and lifestyle choice for 46% of those under the age of 45.

FLEXIBILITY. FREEDOM. LESS RISK.

There is a Challenge in the Long-Term Rental Market

Tenants

want transparency and save valuable time

Homeowners

want to lease to quality tenants at the highest price

Current Platforms Lack the Solution and Technology

RentPath | radpad | apartment list | Zillow
zumper | craigslist | lovely | trulia real estate search

- **Painful experience with brokers**
- **Absence of transparent application process**
- **Inability to save on move-in costs**
- **Time-consuming platforms**
- **Incomplete business models**
- **Outdated design and features**

Rentberry's Solution for Easy Rentals

How it works

1. Select Property
2. Analyze Competition
3. Submit Application
4. E-Sign Lease
5. Manage Rental

INTUITIVE. FAST. SIMPLE.

Efficient and Secure for Property Owners

Online Applications

Instant decision making process

Rental Price Bidding

Receive higher bids from prospective tenants

E-Sign Contracts

E-sign all rental agreements

Quality Leads

Syndicate properties to top real estate platforms

Reviews & Ratings

Receive valuable insight on prospective tenants

On-time Rent Payments

Flexible payment options

Saving and Comfortable for Renters

Full Rental Experience

First and only closed loop platform

Instant Savings

Save crucial time and thousands during move-in

Intelligent Analysis

Have full visibility into the rental process

No Spam

All listings are current and verified

Co-signer Network

Efficient management of security deposits

Maintenance Request

Instant and hassle-free communication with landlords

Timeline

Jul 2016
First Round
$1 mln

Mar 2017
Rentberry
(Residential)

Jun 2017
National Platform
(5,000+ US Cities)

Dec 2017
Second Round
$2.5 mln

Sep 2018
Global Platform
(40+ Countries)

Nov 2019
Floorly Beta
(CRE)

Mar 2020
Third Rund
$3.2 mln

Investors & Partnerships

Institutional and Angel Investors From:

- ZING CAPITAL
- Google
- 808 ventures
- ERICSSON
- 現金巴士 | CashBUS
- NOKIA
- beechwood Ventures
- BLUEHUB CAPITAL
- abris
- SwissLife
- INTENSITY
- Hopewell
- McKinsey & Company
- SIEMENS
- Lenovo
- Hogan Lovells
- BRAAS MONIER BUILDING GROUP
- Nelson Brothers
- PRMI Primary Residential Mortgage, Inc.
- CBIZ
- CBRE
- SYNERGO
- CRC
- Sands LAS VEGAS SANDS CORP.
- Angel Investors Marlborough
- Invesque
- WEATHERLY ASSET MANAGEMENT
- HARVARD BUSINESS SCHOOL HBS Alumni Angels of Greater New York
- Ten-X

Partnerships With:

- move
- realtor.com
- OnTheMarket
- DOORSTEPS
- Domain
- Mitula
- zumper
- REALTYMX
- IMMOBILIEN SCOUT 24
- Homestay.com
- Hstay
- erasmusu
- WUNDERFLATS
- Walk Score
- MetroResidences
- oodle
- Livit
- GROMIA
- SUBLET.com
- SREALITY.CZ
- flatmate.com
- [SPOTAHOME]
- pepe housing
- Roomster

Corporate Structure & IP

Investors

↓

Rentberry Inc.

Owns

↓

IP

Brands

Trademarks

Patents

Intellectual Property

- **224** Domains
- **46** Trademarks
- **1** Patent
- **431,707** lines of code*

Brands

- (residential platform) rentberry.com
- (commercial platform) floorly.com
- (real estate blog) landlordtips.com

* Includes the code written for web and mobile apps as of Jan 1, 2020

International Presence

40+ Countries



Properties

- 100,000 +
- 3,500 - 6,000
- 2,000 - 3,500
- 500 - 2,000
- 10 - 500

Largest Markets in the US


New York, 8%
California, 15%
Texas, 16%
Florida, 8%

*Information from Google Analytics. Users. Jan 1st, 2019 – Dec 31st, 2019.

The US Market is Huge

44 mln
units rented each year

87 bln USD
blocked as rental deposits

694 bln USD
spent on rent each year

*Information from nhmc.org and Yardi Matrix.

Flexible Revenue Model

Tenants

Application fee	**$9.99** per application
Screening Fee	**$19.99** per property

Landlords

Property promotion (30 days)	**$49.99** per property
E-sign, rent collection & cloud data storage	**$19.99** per property

Agents

Agent fee	**$24.99** monthly per agent

Enterprise

Residential properties (homes, apartments & condos)	**$1.00** monthly per property
Commercial properties (offices, retail stores & malls)	**$0.02** monthly per sq. ft.

*Does not include revenue from other sources (such as sale of renters insurance, leads to moving companies, etc.)

$7 Billion Yearly Market Opportunity

Revenue from Tenants:	111 mln tenants	×	3 offers yearly	×	9.99 USD application fee	=	3.3 bln USD
Revenue from Landlords:	44 mln rental units	×	1 ad yearly	×	49.99 USD promotion fee	=	2.2 bln USD
	44 mln rental units	×	1 year rental agreement	×	19.99 USD e-sign/storage	=	0.9 bln USD
Revenue from Agents:	2 mln agents	×	12 months subscription	×	24.99 USD agent fee	=	0.6 bln USD

* Information for the US market. Does not include revenue from the commercial real estate

Financial Projections (mln)

Cash Balance (March 2020): **$2.6 mln**



Revenue from Agents
Revenue from Tenants
Revenue from Landlors
4
14
26
2
3
12
0.4
0.3
1.4
2020*
2021
2022

* Start of monetization in 2020

Forward looking projections cannot be guaranteed.

Customer Growth (mln)



Agents
Tenants
Landlords
1
2
1
1
8
2
3
24
7
2020
2021
2022

Forward looking projections cannot be guaranteed.

Experienced Team

Headquaters:
San Francisco



Alex Lubinsky

CEO

UC Berkeley
Business Administration & Economics

CityHour, Deloitte, Raiffeisen, Seven Hills

Successful entrepreneur responsible for defining Rentberry's vision

30
Dedicated People

450
Years of Combined Experience



Denis Golubovsky

CTO

Full stack engineer and focus driven coder with 12 years of experience



Aleksey Humenuk

CMO

SEO and social media marketing veteran



Alex Kotovskov

Head of Design

Distinguished UI/UX web and mobile designer



Lily Ostapchuk

CPO

Product launch and business development expert

Industry Exits

Rentberry Advantage:

New approach to market pain points that current rental solutions do not solve

The only trully international real estate platform operational in 40+ countries

facebook
airbnb
CoStar Group
REA Group
Zillow
COMPASS
SILVERLAKE

$3.5B	Zillow	acquired	trulia real estate search
$3.0B	SILVERLAKE	acquired	ZPG
$1.7B	THL PARTNERS	acquired	TEN-X
$585M	CoStar Group	acquired	Apartments.com
$525M	TPG	acquired	RentPath
$414M	REA Group	acquired	iProperty.com
$385M	CoStar Group	acquired	ForRent
$355M	trulia real estate search	acquired	market leader

Traction

MAU **167k**


46k
Nov, 2018
Dec, 2018
Jan, 2019
Feb, 2019

Pageviews **1.4mln**


242k
Nov, 2018
Dec, 2018
Jan, 2019
Feb, 2019

Properties
3 mln+

Average Increase In Rent
6%

Transaction Growth
2019: 213%

Users
2019: 900k

Average Decrease In Rent
8%

Partnerships
30

*Information from Google Analytics.

2019 Performance


Listings
402%
783k
3.9mln
2018
2019
Cities
190%
6k
19k
2018
2019
Users
195%
306k
900k
2018
2019
Sessions
207%
377k
1.2mln
2018
2019
Pageviews
503%
1.1mln
6.9mln
2018
2019

* Information fro Google Analytics. Jan 1st, 2018 – Dec 31st, 2019.

Leading Industry Partnerships

Emaar

U.A.E

Capitalization: **$9.7 bln**

Owner of the largest shopping mall in the world (The Dubai Mall) and the tallest building in the world (Burj Khalifa).

Gross leasing area of shopping malls: 5.8 MM sq. ft.

In Q4 2019 the platform for commercial real estate was completededeted

Brand used: **Floorly**



Next Steps

Capital Raise Target:
$3.2 mln
(70% secured)

Accomplished to date:

- Built dedicated team
- Proved business model
- Established strong customer base
- Secured key partnerships
- Achieved strong media coverage
- Secured high profile investors
- **Successfully raised $10 mln**

Funding will help us:

- Fully patent technology
- Increase user base
- Add product functionality
- Implement financial monetization
- Expand commercial real estate platform
- Enter senior housing space
- Continue international growth

Platform Overview

2

Global Rental Platform

Available in 40+ countries

Customizable rental experience

Extensive search capabilities



Rentberry
Log In | Sign Up
Renting Done Right. Finally.
Where do you want to live?
Market your property to
List Your Rental
Popular Ci
Find thousands of houses and ap
New York
1245 New York studio apartments with washer and dryer, an...
By Price: Low to High
$4,230
Nice appartment in center of New York
9627 W Huston St
2 Beds 1 Bath 787 Sq Ff
$4,080
Renovated 3 Bedroom Appartment
2793 St James Pl
2 Beds 3 Baths 981 Sq Ff
$3,975
$3,850

Unique Auction Technology

- Online application management
- Full visibility into competition
- E-signing capability


Your Offer
Security Deposit
$8,500
Monthly Rent
$3,500
All Applications
It's your chance. Make a good offer and grab this place.
Pets
Deposit Offer
Rent Offer
$8,500
$3,850
$8,500
$3,750
$8,500
$3,350
1. Your Offer
2. Additional Info
Low Demand
0–3 applicants
$2,100
Average Price Offer
See All Applications
Monthly Rent
$2,000
Asking Price: $2,000
Highest Offer: $2,200
Security Deposit
$3,000
Asking Deposit: $3,000
Highest Offer: $3,000
Match Highest
Beat Highest

Transparent Application Process

Comprehensive tenant verification

Instant decision-making

Complete online data storage



1. Application Details
2. Confirmation
Cynthia Porter
Contact
Megan Parks (roommate)
Contact
228 Park Ave S,
New York, NY 10003-1502
$3,450
Date of Birth
09/11/1985
Phone
(541) 754-3010
Email
porter@gmail.com
Documents
passport.pdf
W-2.pdf
bank.pdf
employment.pdf
Cynthia Porter
Application Details
$3,450
+$600 / year
Respond
Megan Parks
Application Details
$3,450
+$600 / year
Respond
Kyle Wheeler
Application Details
$3,350
–200 / year
Declined

Rent Payments & Co-Signer Network

Ability to save on rental deposits

Flexible rent payment methods

Utilization of blockchain and smart contracts



My Place
Applications
Messages
Co-Signer Network
Where do you want to live?
All Campaigns
My Campaigns
Supported
Cynthia P.
Trusted Campaign
Rented on Rentberry
193,485 BERRY
21 Supporters
72% of 268,730 BERRY
4 Days Left
Interest Rate
10%
Your Profit
34,80 BERRY
Deposit Amount
290,000 BERRY
Support
Share
James Barnes
9627 Howard St
Cancel Payments
Financial Details
Monthly Rent
$3,500
Security Deposit
$7,000
Pet Deposit
$400
Monthly Rent: 83,600 BERRY
Security Deposit: 122,600 BERRY
Other: 20,800 BERRY
Comments: My first payment
Wallet Address
0x123f68... more
Success
11/07/16
227,000 BERRY

Reviews & Ratings

Complete tenant & landlord profiles

Former landlords references

Property review by previous tenants


Properties 1
Messages 1
Where do you want to live?
Cynthia Porter
New York
4.9
TENANT SCORE
Contacts
(541) 754-3010
porter@gmail.com
About
I am a software engineer with
Reviews
Rental History
Justin Hicks
August 21, 2018
Cynthia was a fantastic tenant,
apartment in great shape. High
Li Wei
Very nice tenant, good commu
apartment. Recommending to
Lori Clark
Cynthia has been my tenant in
inform future landlords that Cy
and flexible to resolve any unf
landlords.
Reviews
Rental History
July, 2016 – August, 2018
Landlord
Justin Hicks
Landlord
Address
228 Park Ave S,
New York, NY 10003-1502
Monthly rent
$3,450
Term
2 year

Admin Panel

Full revenue potential

Distributed management rights

High occupancy rate



Properties 2
Messages 1
Contracts
Where do you want to live?
Peter Olson sent a message
5 hours ago
Contract Request
9 hours ago
Contract Request
1 day ago
See all activity
Number of Properties
720
Rented Properties
+14% This Month
Manage Properties
Waiting for Signature
View All
Signed Contracts
View All
450
Ethan Newman
Details
58 Properties
72% Rented
Maria Gilbert
Details
102 Properties
54% Rented
Mike Parks
Details
70 Properties
44% Rented
View All Managers
Calendar
April 2018
SUN
MON
TUE
WED
THU
FRI
SAT
March 27
28
29
30
31
1
2
Move-in
at 9:00AM
Payment Dates
+ 2 more
Contract Expiration
+ 5 more
3
4
5
6
7
8
9
Contract Expiration
Move-in
at 10:00AM
Payment Dates
at 9:00AM

iOS & Android Apps

Rental process on the go

Expanded target audience

Engaging customer experience


9:41
Application
Step 2 of 2 – Additional Info
Cynthia Porter
Date of Birth
Phone
Email
Move-In
Expected Date
11/09/2016
9:41
Application
Step 1 of 2 – Your Offer
Medium Demand 4–6 applicants
Monthly Rent
$3,600
Highest Offer: $3,800
Asking Price: $3,000
Security Deposit
$5,700
Highest Offer: $6,000
Asking Price: $5,500
Competitors' Applications
Applicant #
Deposit Offer
Rent Offer
#1
$6,000
$3,800
$5,500
$3,600

Disclaimer

The information contained herein regarding Rentberry, Inc. ("Rentberry") has been prepared solely for illustration and discussion purposes and should not be considered as an offer to buy or sell any stock (the "Stock") of Rentberry or its affiliates. Any offer of Stock will be made only to Accredited Investors as defined under the US Securities Act of 1933.

Any decision to invest in Stock should be made only after conducting such investigations as you deem necessary and consulting your own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of such an investment. Rentberry is not acting as your advisor or agent.

An investment in the Stock is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Rentberry's business objectives, and risk of illiquidity. The performance results of an investment in the Stock can be volatile. No representation is made that the Stock will achieve certain performance goals or that any investment in the Stock will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Stock and thitey may be subject to substantial transfer restrictions.

The information and opinions expressed herein are as of the date appearing in this material only, are not complete, are subject to change without prior notice, and do not contain material information regarding the Stock, including important risk disclosures. While certain data contained herein has been prepared from information that Rentberry believes to be reliable (including data supplied by third parties), it does not warrant the accuracy or completeness of such information.

This document contains certain forward looking statements and projections. Such statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

Contact Information

Rentberry

Oleksiy Lubinsky
CEO

o.lubinsky@rentberry.com